Exhibit 99.1

New Gold Delivers Significantly Higher Third Quarter Cash Flow

(All dollar figures are in US dollars unless otherwise indicated)

TORONTO, Oct. 27, 2016 /CNW/ - New Gold Inc. ("New Gold") (TSX:NGD) (NYSE MKT:NGD) today announces its 2016 third quarter results and provides an update on the construction of the company's Rainy River project.

2016 THIRD QUARTER HIGHLIGHTS

•	Gold production of 95,546 ounces and copper production of 25.5 million pounds
•	All-in sustaining costs(1) decreased to $682 per ounce, including total cash costs(2) of $350 per ounce
•	Cash generated from operations before changes in non-cash operating working capital(3) of $89 million, a 53% increase compared to 2015
•	Cash generated from operations of $90 million, a 76% increase from 2015
•	Highest quarterly cash flow since the fourth quarter of 2013
•	Adjusted net earnings(4) of $13 million, or $0.03 per share, relative to an adjusted net loss of $9 million, or $0.02 per share, in 2015
•	Net earnings of $5 million, or $0.01 per share, compared to a net loss of $158 million, or $0.31 per share, in 2015
•	Rainy River construction currently approximately 60% complete
•	September 30, 2016 cash and equivalents of $151 million

"Our operations continue to deliver very strong results," stated Randall Oliphant, Executive Chairman. "With the increase in the gold price and our quarterly all-in sustaining costs of $682 per ounce, New Gold was able to sell each ounce of gold for almost twice what it cost us to produce it. We are on track to meet our full-year gold production guidance and pleased to be in a position to generate such robust margins. In addition, our Rainy River project is now 60% complete and progressing well."

CONSOLIDATED YEAR-TO-DATE OPERATIONAL RESULTS AND 2016 GUIDANCE

Through the first nine months of 2016, New Gold produced 285,780 ounces of gold, leaving the company well positioned to meet its full-year production guidance of 360,000 to 400,000 ounces. At the same time, the company's consolidated copper production of 76.6 million pounds through September 30, 2016 is ahead of plan. New Gold now expects to exceed the high end of its full-year copper production guidance of 81.0 to 93.0 million pounds by approximately 5.0 million pounds. Consolidated full-year silver production is expected to be below the guidance range of 1.6 to 1.8 million ounces.

For the nine-month period ended September 30, 2016, New Gold's all-in sustaining costs of $718 per ounce and total cash costs of $346 per ounce were both well below the prior year. The $177 per ounce decrease in all-in sustaining costs relative to the first nine months of 2015 was attributable to the combination of a $118 per ounce decrease in total cash costs, primarily driven by lower costs at the Peak Mines, and a $59 per ounce, or $22 million, decrease in the company's consolidated sustaining costs(1). Sustaining costs include New Gold's cumulative sustaining capital, exploration, general and administrative, and amortization of reclamation expenditures.

As part of New Gold's second quarter results announcement, the company reduced its 2016 full-year guidance for total cash costs and all-in sustaining costs by $75 per ounce. Based on New Gold's year-to-date operating results, and assuming current commodity prices and foreign exchange rates, the company expects its 2016 full-year total cash costs and all-in sustaining costs to be near the mid point of the updated ranges of $360 to $400 per ounce and $750 to $790 per ounce, respectively.

"We are very proud of our 2016 operational performance," stated David Schummer, Executive Vice President and Chief Operating Officer. "Our team's focus on executing on business improvement opportunities has driven strong results, particularly at New Afton and the Peak Mines."

NEW GOLD SUMMARY OPERATIONAL RESULTS

	Three months ended September 30		Nine months ended September 30
	2016	2015	2016	2015

GOLD PRODUCTION (thousand ounces)
New Afton	23.9	27.0	74.2	75.3
Mesquite	18.8	43.3	71.8	91.5
Peak Mines	38.0	20.7	88.9	55.1
Cerro San Pedro	14.9	31.6	50.9	82.2
Total Gold Production	95.5	122.6	285.8	304.0

Total Gold Sales (thousand ounces)	96.5	115.7	284.3	295.8
Average Realized Gold Price per ounce(5)	$1,328	$1,117	$1,269	$1,174

COPPER PRODUCTION (million pounds)
New Afton	21.3	21.4	65.8	60.9
Peak Mines	4.2	3.2	10.8	10.3
Total Copper Production	25.5	24.6	76.6	71.1

Total Copper Sales (million pounds)	24.2	21.6	74.6	67.4
Average Realized Copper Price per pound(5)	$2.17	$2.23	$2.15	$2.52

SILVER PRODUCTION (million ounces)
Cerro San Pedro	0.2	0.5	0.7	1.1
New Afton/Peak Mines	0.1	0.1	0.3	0.3
Total Silver Production	0.3	0.6	1.0	1.4

Total Silver Sales (million ounces)	0.3	0.5	1.0	1.3
Average Realized Silver Price per ounce(5)	$20.15	$14.72	$17.25	$15.72

TOTAL CASH COSTS(2) ($ per ounce)
New Afton	($633)	($533)	($605)	($769)
Mesquite	633	718	622	800
Peak Mines	522	894	575	941
Cerro San Pedro	897	731	911	852
Total Cash Costs(2)	$350	$495	$346	$464

All-IN SUSTAINING COSTS(1) ($ per ounce)
New Afton	($211)	($20)	($202)	($203)
Mesquite	1,202	892	1,085	1,300
Peak Mines	632	1,250	736	1,302
Cerro San Pedro	912	749	936	866
All-in Sustaining Costs(1)	$682	$788	$718	$895

2016 THIRD QUARTER CONSOLIDATED OPERATIONAL RESULTS

New Gold's third quarter gold production was 95,546 ounces compared to 122,580 ounces in the prior-year quarter. New Afton's production remained in line, while a decrease in production at Mesquite was largely offset by higher production at the Peak Mines. As expected, Cerro San Pedro's production decreased as the mine has now transitioned into residual leaching. Quarterly copper production increased by 4% to 25.5 million pounds when compared to the third quarter of 2015. Silver production of 0.3 million ounces was below 2015.

Consolidated third quarter all-in sustaining costs of $682 per ounce decreased by $106 per ounce relative to the prior-year quarter. The decrease in all-in sustaining costs relative to the third quarter of 2015 was attributable to a $145 per ounce decrease in total cash costs to $350 per ounce, which was partially offset by a $39 per ounce increase in the company's consolidated sustaining costs. The decrease in total cash costs was driven by the combined benefit of the significantly improved operating performance at the Peak Mines and the low-cost New Afton Mine's increased gold production weighting within New Gold's portfolio of operating mines. The company's gross sustaining costs decreased by $2 million relative to the prior-year quarter, however, were attributable against fewer produced gold ounces, resulting in the $39 per ounce increase noted above.

New Afton

Quarterly gold production of 23,864 ounces at New Afton remained in line with the third quarter of 2015. As a result of continued mill throughput optimization work, an 11% increase in mill throughput helped offset a planned decrease in gold grade. New Afton's average mill throughput during the third quarter was over 15,900 tonnes per day.

New Afton's third quarter copper production of 21.3 million pounds remained consistent with 2015 as the increase in mill throughput was offset by a planned decrease in copper grade, while copper recovery remained consistent.

The $191 per ounce decrease in New Afton's all-in sustaining costs to ($211) per ounce was attributable to a $100 per ounce decrease in total cash costs coupled with a $91 per ounce decrease in the mine's sustaining costs. New Afton's third quarter total cash costs of ($633) per ounce benefitted from a $2 million, or $299 per ounce, increase in by-product revenues relative to the prior-year quarter as the benefit of higher copper sales volumes more than offset the decrease in the realized price. This cost benefit was only partially offset by the increased costs associated with mining and processing more ore relative to the prior-year quarter. New Afton's quarterly sustaining costs were $3 million lower than the third quarter of the prior year. The mine's operating costs, including mining, processing and general and administrative costs, decreased to $15.58 per tonne in the third quarter relative to $15.75 per tonne in the prior-year quarter.

New Afton's third quarter co-product cash costs were $552 per ounce of gold and $0.91 per pound of copper relative to $471 per ounce and $0.94 per pound in the prior-year quarter. The mine's third quarter co-product all-in sustaining costs were $719 per ounce of gold and $1.18 per pound of copper relative to the prior-year third quarter co-product all-in sustaining costs of $671 per ounce and $1.33 per pound.

For the nine-month period ended September 30, 2016, New Afton's gold production of 74,219 remained consistent when compared to the same period of the prior year. Consistent with the third quarter, the increase in throughput offset a planned decrease in gold grade, while gold recovery remained constant.

Through September 30, 2016, New Afton's copper production increased by 4.9 million pounds, or 8%, to 65.8 million pounds when compared to the same period of the prior year. The increase in production was driven by the combined benefit of a 14% increase in mill throughput and a 2% increase in copper recovery more than offsetting a 7% decrease in copper grade.

For the nine-month period ended September 30, 2016, New Afton's all-in sustaining costs remained consistent at ($202) per ounce despite a $7 million, or $138 per ounce, decrease in by-product revenues relative to the first nine months of 2015 as a result of the decrease in the realized copper price. The mine's all-in sustaining costs benefitted from an $11 million, or $163 per ounce, decrease in sustaining costs when compared to the same period of the prior year.

New Afton's co-product cash costs in the first nine months of 2016 were $526 per ounce of gold and $0.90 per pound of copper relative to $476 per ounce and $1.01 per pound in the prior-year period. The mine's co-product all-in sustaining costs of $685 per ounce of gold and $1.17 per pound of copper compared to $682 per ounce and $1.44 per pound in the same period of the prior year.

Based on New Afton's operating performance in the first nine months of 2016, the mine is positioned to meet its full-year gold production guidance of 90,000 to 100,000 ounces with copper production expected to be towards the high end of the guidance range of 75.0 to 85.0 million pounds. As a result of the strong copper production, coupled with the copper price continuing to be higher than the company's $2.00 per pound assumption, New Afton's full-year costs are expected to be below the guidance ranges of ($335) to ($295) per ounce for total cash costs and $95 to $135 per ounce for all-in sustaining costs.

Mesquite

Third quarter gold production at Mesquite was 18,835 ounces relative to 43,291 ounces in the prior-year quarter. Mesquite's quarterly production was impacted as mining activities were significantly more focused on waste stripping than in the third quarter of 2015. As a result, ore tonnes placed on the leach pad were over 50% below the prior-year quarter, which was only partially offset by higher grade material being mined. In addition to the overall decrease in ore tonnes mined and placed, production was impacted as a higher percentage of the ore tonnes mined and placed during the third quarter were from a transition zone, located between the oxide and non-oxide zones, that had lower overall recovery. Mining at Mesquite has since moved to a different area of the open pit and gold production in the first three weeks of October totalled approximately 10,000 ounces.

Mesquite's third quarter all-in sustaining costs of $1,202 per ounce were $310 per ounce higher than the prior-year quarter primarily as a result of a $4 million, or $395 per ounce, increase in sustaining costs resulting from the combined impact of increased capitalized waste stripping and lower gold sales. Total cash costs during the quarter decreased by $85 per ounce relative to the third quarter of 2015 despite the lower gold sales as a higher portion of Mesquite's mining costs were added to leach pad inventory when compared to the prior-year quarter.

For the nine-month period ended September 30, 2016, Mesquite's gold production was 71,770 ounces relative to 91,479 ounces in the prior-year period. Mesquite's production in the first nine months of 2016 was primarily impacted by the lower recoveries associated with the transition material as the decrease in ore tonnes mined and placed on the leach pad was offset by higher gold grade.

Mesquite's all-in sustaining costs in the first nine months of 2016 were $1,085 per ounce relative to $1,300 per ounce in the same period of the prior year. The decrease in all-in sustaining costs was attributable to a $178 per ounce decrease in total cash costs to $622 per ounce coupled with a $10 million, or $37 per ounce, decrease in sustaining costs.

Though the fourth quarter is scheduled to be Mesquite's strongest production quarter of the year, the mine's full-year gold production is expected to be approximately 15,000 ounces below the guidance range of 130,000 to 140,000 ounces. As a result of the lower production, Mesquite's full-year total cash costs are expected to be above the guidance range of $590 to $630 per ounce, while all-in sustaining costs should be slightly below the guidance range of $1,015 to $1,055 per ounce due to lower than planned capitalized waste stripping.

Peak Mines

Third quarter gold production at the Peak Mines of 37,981 ounces increased by 83% relative to the prior-year quarter and represented the highest quarterly production since the company's 2009 merger. The significant increase in gold production was attributable to the combination of a 27% increase in tonnes processed and a 33% increase in gold grade. Peak continues to outperform, with the increase in gold production relative to the company's plans approximately 70% attributable to increased ore tonnes mined and processed, stemming from improved mine sequencing, with the remaining 30% a result of positive grade reconciliation.

Quarterly copper production of 4.2 million pounds increased by 31% relative to the third quarter of 2015 due to the positive impact of higher throughput coupled with higher copper recovery.

All-in sustaining costs at the Peak Mines decreased by $618 per ounce to $632 per ounce relative to the prior-year quarter. The decrease in all-in sustaining costs was a result of a $372 per ounce decrease in total cash costs to $522 per ounce coupled with a $3 million, or $246 per ounce, decrease in sustaining costs. As the Peak Mines' gross operating costs remained largely consistent, the decrease in total cash costs was primarily attributable to the increase in gold production.

For the nine-month period ended September 30, 2016, gold production at the Peak Mines increased by 61% to 88,862 ounces relative to the prior-year period. The increase in gold production in the first nine months of 2016 was driven by an increase in mill throughput, gold grade and recovery. As previously disclosed, the prior-year period was impacted by underground geotechnical challenges that temporarily limited access to higher grade ore.

Copper production of 10.8 million pounds increased by 5% when compared to the same period of the prior year.

All-in sustaining costs at the Peak Mines in the first nine months of 2016 decreased by $566 per ounce to $736 per ounce. The decrease in all-in sustaining costs was attributable to the combination of a $366 per ounce decrease in total cash costs and a $6 million, or $200 per ounce, decrease in sustaining costs. The decrease in total cash costs relative to the first nine months of 2015 was driven by the increase in production, which more than offset the impact of by-product revenues decreasing by $1 million, or $188 per ounce, due to the lower copper price.

As a result of the Peak Mines' very strong operating performance in the first nine months of 2016, the operation has already achieved its full-year gold production guidance of 80,000 to 90,000 ounces of gold and exceeded its copper production guidance of 6.0 to 8.0 million pounds with a full quarter left in the year. For the year, gold production is expected to be 10,000 to 15,000 ounces above the guidance range, while copper production should be approximately 5.0 million pounds above the guidance range. Driven by the mine's strong operating performance, as well as the copper price continuing to be above the company's $2.00 per pound assumption, the Peak Mines' total cash costs and all-in sustaining costs are expected to be well below their respective guidance ranges of $800 to $840 per ounce and $1,020 to $1,060 per ounce.

Cerro San Pedro

As previously announced, Cerro San Pedro finished active mining late in the second quarter of 2016 and has now transitioned into residual leaching. As a result, and consistent with expectations, the mine's third quarter gold production decreased to 14,866 ounces. Cerro San Pedro's third quarter silver production was 0.2 million ounces.

Cerro San Pedro's third quarter all-in sustaining costs of $912 per ounce increased relative to the prior-year quarter, driven by a $166 per ounce increase in total cash costs to $897 per ounce. The increase in total cash costs was attributable to higher cost inventory ounces coming off the leach pad as well as the lower gold production.

For the nine-month period ended September 30, 2016, consistent with the company's expectations, gold production at Cerro San Pedro decreased to 50,929 ounces as the operation concluded active mining and transitioned to residual leaching.

Silver production of 0.7 million ounces through the first nine months of 2016 was below the same period of the prior year.

All-in sustaining costs at Cerro San Pedro in the first nine months of 2016 were $911 per ounce relative to $852 per ounce in the same period of the prior year. Consistent with the third quarter, the increase was due to higher cost inventory ounces coming off the leach pad as well as the lower gold production.

Cerro San Pedro's full-year gold production is on target to be within the guidance range of 60,000 to 70,000 ounces, while silver production is expected to be below the guidance range of 1.3 to 1.5 million ounces. Cerro San Pedro's total cash costs and all-in sustaining costs are expected to be slightly above their respective guidance ranges of $755 to $795 per ounce and $765 to $805 per ounce, primarily as a result of lower silver by-product revenues.

FINANCIAL RESULTS

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except per share amounts)	2016	2015	2016	2015

Revenues	$178.7	$177.3	$513.5	$513.9

Operating margin(6)	94.2	71.9	262.4	210.7

Adjusted net earnings/(loss)(4)	13.4	(8.5)	26.7	(13.9)
Adjusted net earnings/(loss) per share(4)	0.03	(0.02)	0.05	(0.03)

Net earnings/(loss)	5.1	(157.8)	22.8	(191.9)
Net earnings/(loss) per share	0.01	(0.31)	0.04	(0.38)

Cash generated from operations before changes in non- cash operating working capital(3)	88.6	58.4	233.3	188.5
Cash generated from operations	89.6	51.0	230.5	177.7

Third quarter revenues of $179 million remained consistent with 2015 as an increase in gold and silver prices as well as copper sales volumes offset a decrease in gold and silver sales volumes and copper prices. Relative to the third quarter of 2015, the average realized price increased by $211 per ounce of gold, or 19%, and $5.43 per ounce of silver, or 37%, while the average realized price of copper decreased by $0.06 per pound, or 3%.

The company's third quarter operating margin(6) increased by $22 million, or 31%, relative to 2015 due to a $21 million decrease in the company's quarterly operating expenses. The decrease in operating expenses was primarily attributable to the planned conclusion of mining activity at Cerro San Pedro.

New Gold had adjusted net earnings of $13 million, or $0.03 per share, in the third quarter of 2016 relative to an adjusted net loss of $9 million, or $0.02 per share, in the prior-year quarter. The increase relative to the prior-year quarter was attributable to the increase in operating margin noted above and a $9 million decrease in finance costs, which was only partially offset by a $7 million increase in depreciation and depletion expense. The decrease in finance costs was driven by a greater portion of the company's interest expense being capitalized against Rainy River.

The company reported net earnings of $5 million, or $0.01 per share, in the third quarter relative to a net loss of $158 million, or $0.31 per share, in the prior-year quarter. The reported net loss in the prior-year quarter included a non-cash $100 million after-tax loss associated with the sale of the company's 30% interest in El Morro as well as a $41 million pre-tax foreign exchange loss. Third quarter net earnings included the impact of a $10 million pre-tax foreign exchange loss and a $9 million non-cash pre-tax loss on the revaluation of the company's gold stream obligation, the impact of which was only partially offset by a $3 million non-cash pre-tax gain on the revaluation of New Gold's gold price option contracts.

New Gold's third quarter cash generated from operations before changes in non-cash operating working capital increased by $30 million, or 53%, to $89 million. The increase relative to the third quarter of 2015 was primarily attributable to the company's lower operating expenses and lower corporate administration, exploration and business development expenses. The company's cash generated from operations in the third quarter increased by $39 million, or 77%, to $90 million.

For the nine-month period ended September 30, 2016, revenues of $514 million remained consistent with the same period of the prior year as higher copper sales volumes and higher realized gold and silver prices offset a decrease in gold sales volumes and the realized copper price.

Driven by a $52 million decrease in operating expenses, primarily resulting from the planned slowdown of mining activities at Cerro San Pedro, New Gold's operating margin in the first nine months of 2016 increased by 25% to $262 million.

New Gold had adjusted net earnings of $27 million, or $0.05 per share, in the first nine months of 2016 relative to an adjusted net loss of $14 million, or $0.03 per share, in the prior-year period. The $41 million, or $0.08 per share, improvement in earnings was attributable to the increase in operating margin and a $23 million decrease in finance costs, which were only partially offset by a $21 million increase in depreciation and depletion expense and an increase in accounting income tax expense.

The company reported net earnings of $23 million, or $0.04 per share, in the first nine months of 2016 relative to a net loss of $192 million, or $0.38 per share, in the prior-year period. The 2015 period included a non-cash $100 million after-tax loss associated with the company's sale of El Morro. In addition, the change relative to the prior year was primarily due to non-cash foreign exchange movements where the first nine months of 2016 included a $19 million pre-tax foreign exchange gain while the prior-year period included a $73 million pre-tax foreign exchange loss. The 2016 foreign exchange gain was offset by a non-cash pre-tax loss of $34 million on the revaluation of the company's gold stream obligation.

For the nine-month period ended September 30, 2016, New Gold's cash generated from operations before changes in non-cash operating working capital increased by $45 million, or 24%, to $233 million. The increase relative to 2015 was primarily attributable to the decrease in the company's operating expenses. The company's cash generated from operations in the first nine months of 2016 increased by $53 million, or 30%, to $231 million.

FINANCIAL UPDATE

New Gold's cash and cash equivalents as at September 30, 2016 were $151 million. As previously disclosed, in early October, the company increased the size of its revolving credit facility from $300 million to $400 million. As at September 30, 2016, $124 million of the facility was used to issue letters of credit for closure obligations at the company's producing mines and development projects, with the balance remaining undrawn. In addition, the remaining $75 million of the stream deposit is to be received from RGLD Gold AG, a wholly-owned subsidiary of Royal Gold Inc., when 60% of the estimated Rainy River project development capital has been spent and other customary conditions have been satisfied, which is expected to be late in the fourth quarter of 2016. Combining the September 30, 2016 cash balance, the undrawn facility and the stream receivable provides the company with pro forma liquidity of approximately $500 million.

At September 30, 2016, the face value of the company's long-term debt was $800 million (book value – $789 million). The components of the debt include: $300 million of 7.00% face value senior unsecured notes due in April 2020 and $500 million of 6.25% face value senior unsecured notes due in November 2022. The company currently has approximately 513 million shares outstanding.

PROJECTS UPDATE

RAINY RIVER

Development activity at New Gold's Rainy River project, located in northwestern Ontario, continued to advance during the third quarter and through October. On October 4, 2016, in a news release entitled New Gold Provides Rainy River Project Update and Further Increases Financial Flexibility, the company provided a comprehensive update on Rainy River's development progress through the end of September 2016. As such, the update below focuses on the advancement of the project through late October.

RAINY RIVER – PROJECT UPDATES THROUGH LATE OCTOBER 2016

•	Overall construction progress approximately 60% complete
•	Concrete placement, steelwork erection and cladding all substantially complete
•	Installation of mechanical, piping, electrical and instrumentation in processing facilities over 30% complete
•	Construction complete on two of five dams in water management facility
•	Over 16 million tonnes of overburden and waste stripping completed to date
•	Currently mining at a rate of approximately 85,000 tonnes per day
•	No Lost Time Incidents since New Gold acquired the project in 2013

Mining activities at Rainy River continue to accelerate. Through late October, the company had mined over 16 million tonnes of overburden and waste, simultaneously delivering construction rock to other parts of the project and preparing the open pit for the start of production. The operating team continues to mine at a rate of approximately 85,000 tonnes per day and is scheduled to increase the daily mining rate in November with the commissioning of an additional shovel and three more haul trucks, as well as continued productivity improvements. The daily mining rate should steadily increase to over 145,000 tonnes per day in early 2017. New Gold is targeting the pre-stripping of 45 to 50 million tonnes of overburden and waste by the start of production at Rainy River in mid-2017.

As the construction of all of the structural components of the process facilities is largely complete, the team is now setting mechanical equipment, and installing piping, electrical and instrumentation services. The concrete foundations for the primary crusher are complete and the installation of the crusher and ore conveyor are both advancing well. The SAG and ball mill shells are in place and power feeds have been completed from the substation to the SAG and ball mill transformers. The pre-leach thickener tank is complete and the leach tanks are over 95% complete and on schedule for completion in the coming weeks. The installation of mechanical equipment, and piping, electrical and instrumentation services across the process facilities is currently over 30% complete.

After receiving approval from the Ontario Ministry of Natural Resources and Forestry ("MNRF") in mid-August, New Gold restarted construction of the water management facility. Currently, two of the five water management dams have been completed, with work on the remaining three on schedule for completion in November 2016.

After incorporating the results of the company's supplemental geotechnical drilling program and receiving additional input from New Gold's Independent Tailings Review Board ("ITRB"), in late August, New Gold submitted the final redesign of the Rainy River tailings management facility for approval by the MNRF. On October 27th, New Gold and the MNRF had a technical review meeting regarding the proposed redesign. The MNRF requested additional analysis to support the design under certain conditions, specifically an earthquake occurring. The company anticipates that it should receive approval to recommence construction of the tailings management facility in the fourth quarter of 2016.

The company also continues to work closely with Environment and Climate Change Canada towards obtaining a Schedule 2 amendment, required to close certain creeks and deposit tailings, which is targeted to be received in mid-2017. However, New Gold's redesign of the tailings management facility incorporated a starter dam within the broader facility in order to ensure that the targeted mid-2017 project start-up is not dependent on obtaining a Schedule 2 amendment from the Federal government. Based on its location and scale, the starter dam would provide capacity for approximately six months of mine waste and does not require a Schedule 2 amendment. The inclusion of a starter dam is an approach that has been used at other Canadian mining operations.

Project capital expenditures at Rainy River during the third quarter totalled $131 million, bringing the total project development capital spending through September 30, 2016 to $632 million. Capital spending in October 2016 is expected to be approximately $50 million. Based on a C$1.30/US$ exchange rate, the remaining capital cost from November 1, 2016 through the targeted mid-2017 production start is estimated to be approximately $365 million, including $50 million of contingency.

Overall, the Rainy River project enhances New Gold's growth pipeline through its significant production scale at below current industry average costs and exciting longer-term exploration potential in a great mining jurisdiction. Relative to the company's consolidated 2016 gold production guidance of 360,000 to 400,000 ounces, Rainy River alone is expected to produce an average of 325,000 ounces of gold annually, which will more than offset the decrease in production and cash flow arising from the transition of Cerro San Pedro to residual leaching. The company looks forward to continuing the advancement of the Rainy River project.

BLACKWATER

Activities at the company's Blackwater project, located in south-central British Columbia, continued to focus on attaining the approval of the Environmental Assessment ("EA"). The coordinated Federal and Provincial EA technical review continues to progress. New Gold has responded to the comments received from the Federal government, Provincial agencies and local Indigenous communities. The company continues to anticipate approval of the Blackwater EA by mid-2017. In addition to advancing the EA process, New Gold has been evaluating various opportunities to further optimize the Blackwater project.

Capital expenditures at Blackwater during the third quarter and first nine months of 2016 were $3 million and $7 million, respectively.

EL MORRO PROPERTY – 4% GOLD STREAM

As part of New Gold's 2015 sale of its 30% interest in the El Morro property to Goldcorp Inc. ("Goldcorp"), the company retained a 4% stream on future gold production from El Morro. The El Morro property forms part of Goldcorp and Teck Resources Limited's NuevaUnión project (formerly Project Corridor). A pre-feasibility study for NuevaUnión is expected to commence in the fourth quarter of 2016 and should be completed in mid-2017. Work has commenced on an Environmental Impact Assessment baseline study.

As at the end of 2015, 4% of the El Morro mineral reserves represented 357,000 ounces of gold. For a detailed breakdown of mineral reserves by category, as well as key assumptions, parameters and risks, refer to New Gold's Annual Information Form for the year ended December 31, 2015 filed on www.sedar.com.

WEBCAST AND CONFERENCE CALL

A webcast and conference call to discuss these results will be held on Friday, October 28, 2016 beginning at 9:30 a.m. Eastern time. Participants may participate via webcast by registering on our website at www.newgold.com. You may also listen to the conference call by calling toll free 1-888-231-8191, or 1-647-427-7450 outside of the U.S. and Canada. A recorded playback of the conference call will be available until November 28, 2016 by calling toll free 1-855-859-2056, or 1-416-849-0833 outside of the U.S. and Canada, passcode 98460914. An archived webcast will also be available until January 28, 2017 at www.newgold.com.

ABOUT NEW GOLD INC.

New Gold is an intermediate gold mining company. The company has a portfolio of four producing assets and two significant development projects. The New Afton Mine in Canada, the Mesquite Mine in the United States, the Peak Mines in Australia and the Cerro San Pedro Mine in Mexico, provide the company with its current production base. In addition, New Gold owns 100% of the Rainy River and Blackwater projects, both in Canada, as well as a 4% gold stream on the El Morro project located in Chile. New Gold's objective is to be the leading intermediate gold producer, focused on the environment and social responsibility. For further information on the company, please visit www.newgold.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance are "forward looking". All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to: guidance for production, total cash costs and all-in sustaining costs, and the factors contributing to those expected results, as well as expected capital and other expenditures; planned activities for 2016 and beyond at the company's projects; planned preparations for operations at the Rainy River project, including the mining rate, removal of overburden and waste and storage of water prior to commissioning; the expected production, costs, economics, grade and other operating parameters of the Rainy River project; the capacity of the starter dam; the expected production, costs, economics and operating parameters of the Rainy River project; the capacity of the starter dam; targeted timing for permits; targeted timing for commissioning, start-up and production;  targeting timing for development and other activities related to the Rainy River project; and statements with respect to the payment of the remaining $75 million from Royal Gold.

All forward-looking statements in this news release are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold's annual and quarterly management's discussion and analysis ("MD&A"), its Annual Information Form and its Technical Reports filed at www.sedar.com. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold's operations; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold's current expectations; (3) the accuracy of New Gold's current mineral reserve and mineral resource estimates; (4) the exchange rate between the Canadian dollar, Australian dollar, Mexican peso and U.S. dollar being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold's current expectations; (7) arrangements with Indigenous groups in respect of the Rainy River and Blackwater projects being consistent with New Gold's current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines; (9) the results of the feasibility study for the Rainy River project being realized; (10)  in the case of all-in sustaining cost outlooks at the Rainy River project, the assumed exchange rate being C$1.25/US$; and (11) conditions to the payment of the remaining $75 million from Royal Gold being satisfied later in 2016.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia and Mexico; discrepancies between actual and estimated production, between actual and estimated mineral reserves and mineral resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia and Mexico or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and  maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: in Canada, obtaining the necessary permits for the Rainy River, New Afton C-zone and Blackwater projects; and in Mexico, where Cerro San Pedro has a history of ongoing legal challenges related to our environmental authorization; the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of reserves and resources; competition; loss of key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the feasibility studies for the Rainy River, New Afton C-zone and Blackwater projects; the uncertainty with respect to prevailing market conditions necessary for a positive development decision at Blackwater; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of Indigenous groups; risks, uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements, including those associated with the environmental assessment process for Blackwater. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's disclosure documents filed on and available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

TECHNICAL INFORMATION

The scientific and technical information relating to the construction of New Gold's Rainy River project contained herein has been reviewed and approved by Peter Marshall, Vice President, Project Development of New Gold.  The scientific and technical information relating to the expected operations at Rainy River has been reviewed and approved by Grant Goddard, General Manager, Rainy River project, and employee of New Gold. The scientific and technical information relating to mineral resources and exploration contained herein has been reviewed and approved by Mark A. Petersen, Vice President, Exploration of New Gold. Mr. Marshall is a Professional Engineer and a member of the Association of Professional Engineers and Geoscientists of British Columbia. Mr. Goddard is a licensed Professional Engineer with Professional Engineers of Ontario. Mr. Petersen is a SME Registered Member, AIPG Certified Professional Geologist. Mr. Marshall, Mr. Goddard and Mr. Petersen are "Qualified Persons" for the purposes of NI 43-101.

For additional technical information on New Gold's material properties, including a detailed breakdown of Mineral Reserves and Mineral Resources by category, as well as key assumptions, parameters and risks, refer to New Gold's Annual Information Form for the year ended December 31, 2015 filed on www.sedar.com.

NON-GAAP MEASURES

(1) ALL-IN SUSTAINING COSTS AND SUSTAINING COSTS
"All-in sustaining costs" per ounce is a non-GAAP financial measure. Consistent with guidance announced in 2013 by the World Gold Council, an association of various gold mining companies from around the world of which New Gold is a member, New Gold defines "all-in sustaining costs" per ounce as the sum of total cash costs, capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature and environmental reclamation costs, all divided by the ounces of gold sold to arrive at a per ounce figure. New Gold believes this non-GAAP financial measure provides further transparency into costs associated with producing gold and assists analysts, investors and other stakeholders of the company in assessing the company's operating performance, its ability to generate free cash flow from current operations and its overall value. This data is furnished to provide additional information and is a non-GAAP financial measure. All-in sustaining costs presented do not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS. Further details regarding historical all-in sustaining costs and a reconciliation to the nearest IFRS measures are provided below and in the MD&A accompanying New Gold's financial statements filed from time to time on www.sedar.com.

"Sustaining costs" is a non-GAAP financial measure. New Gold defines sustaining costs as the difference between all-in sustaining costs and total cash costs, being the sum of net capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature, and environmental reclamation costs.  Management uses sustaining costs to understand the aggregate net result of the drivers of all-in sustaining costs other than total cash costs.  The line items between cash costs and all in sustaining costs in the tables below break down the components of sustaining costs.  Sustaining costs is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

(2) TOTAL CASH COSTS
"Total cash costs" per ounce is a non-GAAP financial measure which is calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. New Gold reports total cash costs on a sales basis. The company believes that certain investors use this information to evaluate the company's performance and ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs.  This measure, along with sales, is considered to be a key indicator of the company's ability to generate operating earnings and cash flow from its mining operations. Total cash costs include mine site operating costs such as mining, processing and administration costs, royalties, production taxes, and realized gains and losses on fuel contracts, but are exclusive of amortization, reclamation, capital and exploration costs and net of by-product sales. Total cash costs are then divided by ounces of gold sold to arrive at a per ounce figure. Co-product cash costs remove the impact of other metal sales that are produced as a by-product of gold production and apportion the cash costs to each metal produced on a percentage of revenue basis, and subsequently divides the amount by the total ounces of gold or silver or pounds of copper sold, as the case may be, to arrive at per ounce or per pound figures. Unless otherwise indicated, all total cash cost information in this news release is net of by-product sales. This data is furnished to provide additional information and is a non-GAAP financial measure. Total cash costs and co-product cash costs presented do not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under GAAP. Further details regarding historical total cash costs and a reconciliation to the nearest IFRS measures are provided below and in the MD&A accompanying New Gold's financial statements filed from time to time on www.sedar.com.

TOTAL CASH COSTS AND ALL-IN SUSTAINING COSTS RECONCILIATION

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, unless otherwise noted)	2016	2015	2016	2015

Operating expenses	$84.5	$105.4	$251.1	$303.2
Treatment and refining charges on concentrate sales	3.6	8.1	10.9	24.0
Adjustments	-	(0.1)	(0.2)	0.6
Total cash costs before by-product revenue	88.0	113.4	261.8	327.8
By-product copper and silver sales	(54.2)	(56.1)	(163.5)	(190.6)
Total cash costs net of by-product revenue	33.8	57.3	98.3	137.2
Gold ounces sold	96,452	115,695	284,303	295,847
Total cash costs per gold ounce sold ($/ounce)	350	495	346	464
Total cash costs per gold ounce sold on a co-product basis ($/ounce)	640	662	630	693
Total cash costs net of by-product revenue	33.8	57.3	98.3	137.2
Sustaining capital expenditure	21.7	25.0	71.2	99.9
Sustaining exploration - expensed	2.2	0.9	6.4	2.5
Corporate G&A including share-based compensation	6.9	6.8	24.3	21.9
Reclamation expenses	1.4	1.2	3.8	3.2
Total all-in sustaining costs	66.1	91.2	204.2	264.7
All-in sustaining costs per gold ounce sold ($/ounce)	682	788	718	895
All-in sustaining costs per gold ounce sold on a co-product basis ($/ounce)	868	867	879	972

(3) CASH GENERATED FROM OPERATIONS BEFORE CHANGES IN WORKING CAPITAL
"Cash generated from operations before changes in working capital" is a non-GAAP financial measures with no standard meaning under IFRS, which exclude changes in non-cash operating working capital. Management uses this measure to evaluate the Company's ability to generate cash from its operations before temporary working capital changes.

CASH GENERATED FROM OPERATIONS BEFORE CHANGES IN WORKING CAPITAL RECONCILIATION

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars)	2016	2015	2016	2015

Cash generated from operations	89.6	51.0	230.5	177.7
Add back (deduct): Change in non-cash operating working capital	(1.0)	7.4	2.8	10.8
Cash generated from operations before changes in non-cash working capital	88.6	58.4	233.3	188.5

(4) ADJUSTED NET (LOSS)/EARNINGS
"Adjusted net (loss)/earnings" and "adjusted net (loss)/earnings per share" are non-GAAP financial measures. Net (loss)/earnings have been adjusted and tax affected for the group of costs in "Other gains and losses" on the condensed consolidated income statement. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net (loss)/earnings from continuing operations. The company uses this measure for its own internal purposes. Management's internal budgets and forecasts and public guidance do not reflect fair value changes on senior notes and non-hedged derivatives, foreign currency translation and fair value through profit or loss and financial asset gains/losses.

Consequently, the presentation of adjusted net earnings and adjusted net earnings per share enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings and adjusted net earnings per share based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies. Adjusted net (loss)/earnings and adjusted net (loss)/earnings per share are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flows from operations as determined under IFRS.

ADJUSTED NET EARNINGS RECONCILIATION

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except per share amounts)	2016	2015	2016	2015

Net (loss) earnings before taxes	$0.9	($241.6)	$19.0	($268.0)
Other losses (gains)	15.8	230.7	16.8	251.5
Provision for office consolidation	-	3.0	-	3.0
Adjusted net earnings (loss) before tax	16.7	(7.9)	35.8	(13.5)
Income tax expense	4.2	83.8	3.8	76.1
Income tax adjustments	(7.5)	(84.4)	(12.9)	(76.5)
Adjusted income tax (expense) recovery	(3.3)	(0.6)	(9.1)	(0.4)
Adjusted net earnings (loss)	13.4	(8.5)	26.7	(13.9)
Adjusted earnings (loss) per share (basic)	0.03	(0.02)	0.05	(0.03)
Adjusted effective tax rate	20%	7%	25%	3%

(5) AVERAGE REALIZED PRICE
"Average realized price per ounce or pound sold" is a non-GAAP financial measure with no standard meaning under IFRS. Management uses this measure to better understand the price realized in each reporting period for gold, silver, and copper sales. Average realized price is intended to provide additional information only and does not have any standardized definition under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies.

(6) OPERATING MARGIN
"Operating margin" is a non-GAAP financial measure with no standard meaning under IFRS, which management uses to evaluate the Company's aggregated and mine-by-mine contribution to net earnings before non-cash depreciation and depletion charges.

OPERATING MARGIN RECONCILIATION

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars)	2016	2015	2016	2015

Revenues	178.7	177.3	513.5	513.9
Less: Operating expenses	(84.5)	(105.4)	(251.1)	(303.2)
Operating margin	94.2	71.9	262.4	210.7

CONDENSED CONSOLIDATED INCOME STATEMENTS (unaudited)

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except per share amounts)	2016	2015	2016	2015
Revenues	178.7	177.3	513.5	513.9
Operating expenses	84.5	105.4	251.1	303.2
Depreciation and depletion	68.0	60.8	187.9	166.6
Earnings from mine operations	26.2	11.1	74.5	44.1

Corporate administration	4.9	5.2	16.5	16.7
Provision for office consolidation	-	3.0	-	3.0
Share-based payment expenses	2.0	1.7	7.8	5.7
Exploration and business development	1.6	2.5	6.2	4.8
Earnings (loss) from operations	17.7	(1.3)	44.0	13.9

Finance income	0.2	0.4	0.7	1.0
Finance costs	(1.2)	(10.0)	(8.9)	(31.4)
Other (losses) gains	(15.8)	(230.7)	(16.8)	(251.5)

Earning (loss) before taxes	0.9	(241.6)	19.0	(268.0)
Income tax recovery	4.2	83.8	3.8	76.1
Net earnings (loss)	5.1	(157.8)	22.8	(191.9)

Earnings (loss) per share
Basic	0.01	(0.31)	0.04	(0.38)
Diluted	0.01	(0.31)	0.04	(0.38)

Weighted average number of shares outstanding (in millions)
Basic	513.0	509.1	511.3	508.9
Diluted	515.8	509.1	513.1	508.9

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (unaudited)

	As at September 30	As at December 31
(in millions of U.S. dollars)	2016	2015
ASSETS
Current assets
Cash and cash equivalents	151.2	335.5
Trade and other receivables	99.7	109.0
Inventories	154.5	145.9
Current income tax receivable	9.9	19.2
Prepaid expenses and other	7.1	5.0
Total current assets	422.4	614.6

Non-current inventories	131.6	115.4
Mining interests	3,079.2	2,803.2
Deferred tax assets	195.5	138.9
Other	2.8	3.4
Total assets	3,831.5	3,675.5
LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	168.0	141.1
Current income tax payable	12.2	6.2
Total current liabilities	180.2	147.3

Reclamation and closure cost obligations	76.6	67.5
Gold stream obligation	233.8	147.6
Provisions	15.3	9.2
Derivative liabilities	2.9	2.1
Long-term debt	789.0	787.6
Deferred tax liabilities	421.8	414.4
Other	0.2	0.2
Total liabilities	1,719.8	1,575.9

Equity
Common shares	2,856.4	2,841.0
Contributed surplus	101.4	102.3
Other reserves	(22.6)	2.6
Deficit	(823.5)	(846.3)
Total equity	2,111.7	2,099.6
Total liabilities and equity	3,831.5	3,675.5

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW (unaudited)

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars)	2016	2015	2016	2015
OPERATING ACTIVITIES
Net earnings (loss)	5.1	(157.8)	22.8	(191.9)
Adjustments for:
Foreign exchange losses (gains)	10.3	40.8	(18.7)	72.6
Reclamation and closure costs paid	(0.4)	(0.2)	(1.3)	(0.4)
Depreciation and depletion	67.4	60.9	187.9	166.4
Impairment loss on reclassification of asset as held for sale	-	182.0	-	182.0
Other non-cash adjustments	0.8	1.9	5.6	(3.3)
Income tax recovery	(4.2)	(83.8)	(3.8)	(76.1)
Finance income	(0.2)	(0.4)	(0.7)	(1.0)
Finance costs	1.2	10.0	8.9	31.4
Financial instrument transaction costs	-	2.6	-	2.6
Unrealized loss on gold stream liability	8.9	3.2	34.4	3.2
	88.9	59.2	235.1	185.5
Change in non-cash operating working capital	1.0	(7.4)	(2.8)	(10.8)
Income taxes (paid) refunded	(0.3)	(0.8)	(1.8)	3.0
Cash generated from operations	89.6	51.0	230.5	177.7
INVESTING ACTIVITIES
Mining interests	(156.6)	(76.7)	(402.2)	(219.8)
Gold price option contract investment costs	(1.0)	-	(3.1)	-
Proceeds from the sale of assets	-	0.1	0.9	0.9
Interest received	0.1	0.4	0.6	1.0
Cash used by investing activities	(157.5)	(76.2)	(403.8)	(217.9)

FINANCING ACTIVITY
Proceeds received from exercise of options and warrants	1.3	0.1	8.5	0.2
Gold stream agreement deposit	-	100.0	-	100.0
Financing initiation costs	-	(2.6)	(0.3)	(2.6)
Interest paid	(0.8)	-	(28.3)	(26.1)
Cash generated (used by) financing activities	0.5	97.5	(20.1)	71.5
Effect of exchange rate changes on cash and cash equivalents	(0.9)	(14.5)	9.1	(17.2)

Change in cash and cash equivalents	(68.3)	57.8	(184.3)	14.1
Cash and cash equivalents, beginning of period	219.5	326.8	335.5	370.5
Cash and cash equivalents, end of period	151.2	384.6	151.2	384.6

Cash and cash equivalents are comprised of:
Cash	105.0	272.6	105.0	272.6
Short-term money market instruments	46.2	112.0	46.2	112.0
	151.2	384.6	151.2	384.6

SOURCE New Gold Inc.

%CIK: 0000800166

For further information: Hannes Portmann, Executive Vice President, Business Development, Direct: +1 (416) 324-6014, Email: info@newgold.com

CO: New Gold Inc.

CNW 17:01e 27-OCT-16